UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 28, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912 507-437-5611

Capital Accumulation Plan
Audited Financial Statements and Supplemental Schedule
Years Ended October 28, 2018 and October 29, 2017

Report of Independent Registered Public Accounting Firm

The Hormel Foods Corporation Employee Benefits Committee
Capital Accumulation Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan (the Plan) as of October 28, 2018 and October 29, 2017, and the related statement of changes in net assets available for benefits for the year ended October 28, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at October 28, 2018 and October 29, 2017, and the changes in its net assets available for benefits for the year ended October 28, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of October 28, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Capital Accumulation Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure

under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1996.
Minneapolis, Minnesota
April 18, 2019

Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	October 28, 2018	October 29, 2017
Assets
Investments:
Investments at fair value	$72,389,375	$62,286,932
Investments at contract value	23,213,558	20,964,320
Total investments	95,602,933	83,251,252
Receivables:
Contributions from Hormel Foods Corporation	75,619	61,219
Contributions from participants	119,564	93,709
Promissory notes from participants	6,852,639	6,514,168
Interest and dividend income	36,336	34,508
Total receivables	7,084,158	6,703,604
Net assets available for benefits	$102,687,091	$89,954,856

See accompanying notes to the financial statements.

Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 28, 2018	Year Ended October 29, 2017
Additions:
Contributions from Hormel Foods Corporation	$3,887,504	$3,168,871
Contributions from participants	6,233,433	4,805,236
Employee rollover	6,010,476	866,772
Interest and dividend income	1,547,572	1,214,658
Interest income – promissory notes receivable	403,692	348,711
Total additions	18,082,677	10,404,248

Deductions:
Distributions	6,211,555	7,214,505
Administrative expenses	265,251	184,337
Total deductions	6,476,806	7,398,842

Net realized and unrealized appreciation in fair value of investments	1,126,364	5,791,885
Net additions	12,732,235	8,797,291
Net assets available for benefits at beginning of year	89,954,856	81,157,565
Net assets available for benefits at end of year	$102,687,091	$89,954,856

See accompanying notes to the financial statements.

Capital Accumulation Plan
Notes to the Financial Statements
October 28, 2018
1. Description of the Plan
The following description of the Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
General - The Plan, sponsored by Rochelle Foods, LLC, is a defined contribution plan covering certain non-exempt hourly employees of Rochelle Foods, LLC; Creative Contract Packaging, LLC; Osceola Food, LLC; Burke Marketing Corporation; Provena Foods, Inc.; Hormel Health Labs, LLC; Lloyd’s Barbeque Company, LLC; Progressive Processing, LLC; Skippy Foods, LLC; Mountain Prairie, LLC; Fontanini Foods, LLC; and Columbus Manufacturing, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
During the plan year ended October 28, 2018, the following amendments were made to the Plan’s participating employers:

•
Effective November 27, 2017, Columbus Manufacturing, Inc. became a participating employer in the Plan. Non-exempt office and non-exempt production employees are eligible to participate in the Plan. Employees of Columbus Manufacturing, Inc. shall receive credit for hours of service with Columbus Manufacturing, Inc. for purposes of determining eligibility and vesting service.

•
Effective December 25, 2017, Fontanini Foods, LLC became a participating employer in the Plan. Non-exempt office and non-exempt production employees are eligible to participate in the Plan. Employees of Fontanini Foods, LLC shall receive credit for hours of service with Fontanini Foods, LLC for purposes of determining eligibility and vesting service.

During the plan year ended October 29, 2017, the following amendments were made to the Plan’s participating employers:

•
Effective October 31, 2016, CytoSport, Inc. ceased being a participating employer in the Plan. CytoSport, Inc. no longer employed non-exempt plant employees and all non-exempt office employees became eligible to participate in the Hormel Foods Corporation Tax Deferred Investment Plan A and Joint Earnings Profit Sharing Trust.

•
Effective December 26, 2016, Mountain Prairie, LLC became a participating employer in the Plan. Recognized employees of Mountain Prairie, LLC who were eligible to participate in the Clougherty Packing, LLC 401(k) Plan immediately prior to December 26, 2016 were eligible to participate in the Plan on December 26, 2016. Employees at the Mountain Prairie location of Champ, LLC shall receive credit for all hours of service with Champ, LLC and its predecessors for purposes of determining eligibility and vesting service.

•
Effective January 2, 2017, the closing date of the divestiture, Saag’s Products, LLC ceased being a participating employer in the Plan. Participants employed by Saag’s Products, LLC as of the closing date of the sale were fully vested in the participant’s account under the plan.

Eligibility - Employees in recognized employment, as defined by the Plan, generally become participants upon completing six months and 500 hours of eligibility service.

Contributions - Employees who elect to contribute to the Plan can authorize a deduction of 1% to 50% of their pre-tax compensation, subject to Internal Revenue Service (IRS) limitations. Effective December 25, 2017, employees can elect to contribute 1% to 50% of their after-tax compensation, subject to IRS limitations. Certain eligible employees who have not enrolled shall be deemed to have automatically elected to contribute 2% of their pre-tax compensation to the Plan through payroll deductions. Participants automatically enrolled will have their contribution percentage increased by 1% each year up to a maximum of either 4% or 6% of eligible compensation. Participants receive advance notice of their right to elect out of both of these automatic plan features and are permitted to stop or change either feature at any time.
The employer provides matching contributions and fixed incentive contributions. These contributions vary according to employee classification and employer.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the employer’s contributions, and an allocation of the earnings and losses for the participant’s selected investment funds. The participant’s account is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Investments - Contributions to the Plan are invested in one or more investment funds at the option of the participant. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants may also invest in self-directed brokerage accounts.
Vesting - Participant contributions are fully vested immediately. Participants generally become 100% vested after five years of vesting service (20% per year) in the employer matching contributions and fixed incentive contributions.
Payment of Benefits - Benefits are payable upon termination of service due to death, disability, termination, or retirement. Participants may elect to receive the vested interest of their accounts in the form of a lump sum, annuity, partial payments, or installments. Complete details of payment provisions are described in a summary plan description, available from the Sponsor.
Forfeitures and Unallocated Assets - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions or plan administrative expenses. Forfeitures used to reduce employer contributions and plan administrative expenses for the years ended October 28, 2018 and October 29, 2017, totaled $195,234 and $97,573, respectively. Forfeited accounts and unallocated assets (e.g. loan repayments, rollovers) as of October 28, 2018 and October 29, 2017 were $6,092 and $17,685, respectively.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted or, if the loan is for a primary residence, on the date the loan is requested. The loans are secured by the balance in the participant’s account. Participants are required to make repayments of principal and interest through payroll deductions. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Plan Termination - The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, without the consent of any participant or beneficiary subject to restrictions set by a collective bargaining agreement and subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

2. Significant Accounting Policies
Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis.
Investment Valuation and Income Recognition - Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts. See Note 3 - Fair Value Measurements for further discussion of investment valuation.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no distributions payable to participants as of October 28, 2018 or October 29, 2017.
Notes Receivable from Participants - Promissory notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of October 28, 2018 or October 29, 2017.
Administrative Expenses - All costs and expenses of administering the Plan are paid by the Plan or the Employer.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements - In August, 2018, FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan is currently assessing the timing and impact of adopting the updated provisions.

3. Fair Value Measurements
Accounting guidance establishes a framework for measuring fair value. That framework classifies assets and liabilities measured at fair value into one of three levels based on the lowest level of input significant to the valuation. The three levels are defined as follows:

•	Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

•
Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Non-Pooled Separate Account
The non-pooled separate account consists of common stock of the Company, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. The Company has implemented a dividend pass through election for its participants.
As directed by State Street Global Advisors, the Plan’s independent fiduciary, the trustee will vote any allocated shares for which it has not received a voting instruction from the participant, as well as any unallocated shares, in the same proportion as those allocated shares for which participants have provided their voting instructions, unless contrary to ERISA. For tender or exchange offers, participants shall have the same rights as for voting, except that any shares for which participants have not provided a tender or exchange direction, will not be tendered or exchanged.

This fund is approximately 8% and 7% of the total investments in the Plan at October 28, 2018 and October 29, 2017, respectively.
Self-Directed Brokerage Assets
The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.

Separate Trust Accounts - Mutual Funds
The mutual funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.

•	The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•	The international equities investment includes a mix of predominately foreign common stocks and cash.

•
The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts - Collective Trust Funds
The collective trust funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.

•
The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•	The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•	The international equities fund includes a mix of predominately foreign common stocks and cash.

•
The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

The investments of the Plan that are measured at fair value on a recurring basis as of October 28, 2018 and October 29, 2017, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 28, 2018
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$7,556,816	$7,556,816	$—	$—

Self-directed brokerage accounts	38,359	38,359	—	—
Total investments in the fair value hierarchy	7,595,175	$7,595,175	$—	$—

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	11,789,873
Collective trusts	53,004,327
Total separate trust accounts	64,794,200
Total investments at fair value	$72,389,375

	Fair Value Measurements at October 29, 2017
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$5,958,203	$5,958,203	$—	$—

Self-directed brokerage accounts	45,307	45,307	—	—
Total investments in the fair value hierarchy	6,003,510	$6,003,510	$—	$—

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	10,500,992
Collective trusts	45,782,430
Total separate trust accounts	56,283,422
Total investments at fair value	$62,286,932

4. Fully Benefit-Responsive Investment Contract
The General Investment Account is a fully benefit-responsive investment and is reported at contract value in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are also prepared on a contract value basis. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The fully benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

The investment option for the General Investment Account is a Guaranteed Interest Account, provided through a group annuity contract. This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5. Income Tax Status
The Plan has received a determination letter from the IRS dated May 11, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this dtermination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Related Parties

The Plan maintains the following investments that qualify as party-in-interest transactions:

•	collective trust funds managed by State Street Global Markets, LLC;

•	common stock of Hormel Foods Corporation; and

•	General Investment Account of the record keeper, the Massachusetts Mutual Life Insurance Company.

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7.  Subsequent Events

Management evaluated subsequent events for the Plan through April 18, 2019, the date the financial statements were available to be issued.

Capital Accumulation Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 36-3889635 Plan Number: 001
October 28, 2018

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	996,750 units	$23,213,558

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	62,946 units	7,556,816

Separate trust accounts:
State Street Corporation*:
BlackRock Equity Index S&P 500	115,255 units	2,104,766
BlackRock LifePath Index 2020	383,477 units	4,782,433
BlackRock LifePath Index 2025	812,548 units	10,441,932
BlackRock LifePath Index 2030	737,543 units	9,739,853
BlackRock LifePath Index 2035	537,469 units	7,279,940
BlackRock LifePath Index 2040	313,932 units	4,340,078
BlackRock LifePath Index 2045	273,613 units	3,836,923
BlackRock LifePath Index 2050	225,937 units	3,196,206
BlackRock LifePath Index 2055	146,693 units	2,084,484
BlackRock LifePath Index 2060	32,209 units	381,529
BlackRock LifePath Index Retirement	211,705 units	2,548,705
BlackRock MSCI ACWI ex-US Index	25,618 units	289,690
BlackRock Russell 2500 Index	21,303 units	347,656
BlackRock US Debt Index	20,679 units	224,539
DFA US Large Cap Value Fund	78,202 units	2,837,942
Dodge & Cox International Stock Fund	36,411 units	1,447,326
Harbor Capital Appreciation	58,955 units	4,249,475
Meridian Small Cap Growth Fund	186,862 units	3,255,128
Prudential Core Plus Bond CIT	126,976 units	1,405,595
Total separate trust accounts		64,794,200

Self-directed brokerage assets
Charles Schwab & Co.		38,359

Promissory notes*	Varying maturity dates with interest rates ranging from 4.25% to 9.25%	6,852,639
Total assets (held at end of year)		$102,455,572

*Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN

Date: April 18, 2019	By:	/s/ JAMES N. SHEEHAN
JAMES N. SHEEHAN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation